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                               July 21, 2022

       Karl Kan Zhang
       Chairman of the Board and Chief Technology Officer
       CooTek(Cayman)Inc.
       9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
       Shanghai, 201101
       People's Republic of China

                                                        Re: CooTek(Cayman)Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38665

       Dear Mr. Zhang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. Please revise your definition of China or the PRC to remove the exclusion of Hong Kong and Macau from this
definition.
       Item 3. Key Information, page 4

   2. Please revise your definition of "we," "us," "our company," "the Company" or "our" to clarify what is meant
by "consolidated affiliated entities" in China. In this regard, refer to the named entities here
as variable interest entities and explain that you do not have any equity ownership in
such entities but rather include them in your consolidated financial statements based solely
on contractual arrangements. Also, revise to describe the
                                                        operations that are
conducted through the VIEs versus those that are conducted through your consolidated
subsidiaries. To the extent you refer to activities or functions of the
 Karl Kan Zhang
FirstName  LastNameKarl Kan Zhang
CooTek(Cayman)Inc.
Comapany
July       NameCooTek(Cayman)Inc.
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
         VIEs, please refrain from using terms such as    we    or    our
consolidated VIEs or "our"
         consolidated affiliated entities when discussing such results or describing such business.
Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders, page 4

3. We note your discussion regarding the risks associated with your contractual arrangements with the VIEs. Please disclose here, if true, that these contracts have not been tested in court. We also note your disclosure on page 13 that PRC regulatory authorities could disallow the VIE structure, which could result in a material adverse change in your operations and the value of your ADS, or cause the value of such securities to significantly decline. Please revise here to clarify that the value of your securities could become worthless. Similar revisions should be made to your risk factor disclosures beginning on page 43 where you discuss your VIE structure.
Permissions Required from the PRC Authorities for Our Operations, page 7

4. You state that in connection with the issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, you, your PRC subsidiaries and your
         VIEs are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the Cyberspace Administration of China
(CAC). Please
         disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Also revise here to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Cash and Asset Flows through Our Organization, page 7

5. Please revise here to address restrictions and limitations on the ability of the offshore holding company to make loans and capital contribution to PRC subsidiaries. In addition, describe any cash management policies and procedures that dictate how funds are transferred within your organization, such as how you address any limitations on cash transfers due to PRC regulations.
The Holding Foreign Companies Accountant Act, page 7

6. Please revise here, and in your risk factor disclosures on page 60, to also discuss the
         Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA). Discuss the specific time frames for complying with both the
HFCAA and the
         Accelerating HFCAA rather than including such information in the header to a risk factor discussed elsewhere. Also, discuss the impact to your company if you are unable to timely comply rather. In this regard, your disclosures should make clear whether the
 Karl Kan Zhang
CooTek(Cayman)Inc.
July 21, 2022
Page 3
         related risks and uncertainties could cause the value of your ADSs to become worthless.
Financial Information Related to the VIEs, page 8

7. Please address the following as it relates to your Selected Condensed Consolidated financial statements:
             You state that the VIEs are entitled to receive service fees from Shangahi Chule
             (WFOE) for support services to the WFOE. Tell us what contractual arrangement supports payments from the VIE to the WFOE.
             Reconcile the $20.7 million, $30.8 million and $80.7 million received by the VIEs during fiscal 2019, 2020 and 2021, respectively, to amounts reflected in the consolidating worksheets. For example, clarify for us how such amounts relate, if at all, to the elimination of revenue in each period.
             We note that pursuant to the terms of the Exclusive Business Cooperation
             Agreement, the WFOE is entitled to service fees from the VIE. Tell us the amount of such fees for each period presented and how they are reflected in the consolidating worksheets. Clarify whether any cash payments were made from the VIE to the
             WFOE to settle such amounts. Also, revise to present such fees separately from the other costs and expenses of the VIE.
             Tell us what the significant balance of "advances from subsidiaries and VIEs" in the
             Consolidated VIEs column represents and why there are no similar offsetting amounts due from the VIEs in the other columns.
             Tell us why there is no investment in subsidiaries or equity pick-up of subsidiaries in the Cootek (Cayman) column.
             Revise to disaggregate the WFOE that is the primary beneficiary of the VIEs from the other Company Subsidiaries column.
             Revise to refer to these schedules as condensed consolidating statements.
D. Risk Factors
Summary of Risk Factors, page 12

8. For each summary risk factor related to doing business in China, please revise to provide a specific cross-references to the more detailed discussion of such risk. Also, revise the first risk factor summarized under Risks Related to Our Corporate Structure and Risks Related
         to Doing Business in China to such risks could cause the value of your securities to become worthless.
Risks Related to Our Business
We are subject to a variety of laws...., page 22
FirstName LastNameKarl Kan Zhang
9. Please revise here and and on page 49, to more clearly disclose to what extent you believe
Comapany     NameCooTek(Cayman)Inc.
       that you are compliant with the regulations or policies that have been issued by the CAC
July 21,to2022
           date.Page 3
FirstName LastName
 Karl Kan Zhang
FirstName  LastNameKarl Kan Zhang
CooTek(Cayman)Inc.
Comapany
July       NameCooTek(Cayman)Inc.
     21, 2022
July 21,
Page  4 2022 Page 4
FirstName LastName
Risks of Doing Business in China
The PRC government's significant oversight and discretion...., page 60

10. We note your statement that any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. You further state that implementation of industry-
         wide regulations directly targeting your operations could cause the value of such securities to significantly decline. Please revise to clarify that any such actions by the PRC government could cause the value of your securities to become worthless.
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 103

11. We note the significant decline in your DAUs, MAUs and revenues from fiscal 2020 to
         2021, which you to attribute to the implementation of a "balanced development approach between growth and profitability by continuous restructuring of portfolio products."
         Please tell us what is meant by this statement and significantly enhance your disclosures to discuss the specific restructurings during fiscal 2021 and the impact on your metrics and results of operations. Also, clarify whether you will continue these restructuring efforts and whether you anticipate that this declining trend will continue into future periods. Refer to Item 5 of Form 20-F.
Item 15. Controls and Procedures, page 150

12. You state that as of December 31, 2021, management assessed your internal control over
         financial reporting (ICFR) as    ineffective    due to the presence of
a material weakness.
         You further state management concluded that as of December 31, 2021, the material weakness has been remediated while the significant deficiency remained. Please explain this apparent inconsistency and revise as necessary. To the extent a material weakness existed at December 31, 2021, tell us how management determined that disclosure controls and procedures (DCP) were effective. We refer you to Sections II.D and E of
         SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs.
Schedule I - Additional Financial Information of Parent Company
Condensed Statements of Operations, page F-41

13. Please revise to remove the reference to VIEs and VIEs subsidiaries in the line item titled
         "Equity in loss of subsidiaries, VIEs and VIEs subsidiaries" as this implies the company has equity ownership in the VIEs.
 Karl Kan Zhang
FirstName  LastNameKarl Kan Zhang
CooTek(Cayman)Inc.
Comapany
July       NameCooTek(Cayman)Inc.
     21, 2022
July 21,
Page  5 2022 Page 5
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology